UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 10, 2013
Commission File No. 001-32846
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CRH public limited company
(Translation of registrant's name into English)
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Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S-8 (Nos. 333-6040, 333-173246, 333-165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

1.	Interim Management Statement – May 2013	1

2.	Share Price History – Update of Information in Form 20-F Item 9.A.4	5

1.	Interim Management Statement – May 2013

This document presents the previously published interim management statement news release of CRH plc (together with its subsidiaries and affiliates, “CRH”), dated May 8, 2013, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published interim management statement.

Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of CRH and certain of the plans and objectives of CRH with respect to these items. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends” or similar expressions.  In particular, among other statements, certain statements are all forward looking in nature, including statements under “Second Half Outlook” with respect to EBITDA (as defined)*. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including those discussed in our 2012 Annual Report on Form 20-F filed with the SEC.

Performance Indicators

EBITDA (as defined)* – EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of associates’ profit after tax and is quoted by management to aid investors in their analysis of the performance of CRH and to assist investors in the comparison of CRH’s performance with that of other companies. EBITDA (as defined) and operating profit results by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the decision maker who is responsible for allocating resources and assessing performance of the operating segments.

A reconciliation of forward-looking statements is not available.

CRH plc, the international building materials group, issued this Interim Management Statement, which is in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting held on May 8, 2013.

Key Points
•	Europe: weak economic backdrop and prolonged winter conditions ‐ January‐April sales down 11%.

•	Americas: Improving economic/construction trends in US offset by bad weather ‐ sales up 2%

•	Expected EBITDA (as defined)* in less significant H1: c.€0.4 billion

•	Cost initiatives: Focus in Europe on additional measures to reduce cost base and counteract market weakness

•	Acquisition and investments: 15 transactions to date totalling €385 million

•	Second half: Underlying positive trends in US expected to offset trading pressures in Europe

•	Assuming normal weather patterns, EBITDA (as defined)* in H2 expected to be ahead of 2012

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax.

Changes in International Financial Reporting Standards (IFRS) effective 2013
With effect from 1 January 2013, IFRS require joint ventures to be equity accounted. Arising from this, CRH will from 2013 onwards report its share of after‐tax profits of joint ventures as a single line item in its income statement and will no longer proportionately consolidate its share of the results and net assets of joint ventures. A revised pension accounting standard also effective in 2013 results in changes in the calculation of net pension expense in the income statement.

For comparative purposes in 2013, the reported first half and full year 2012 income statement will be restated to take account of these changes. This restatement has the effect of reducing reported first half 2012 results and full year 2012 results.

Year‐to‐date Trading and First Half Outlook
Trading to date in Europe has been affected by prolonged winter conditions which extended through March and up to mid‐April. Combined with a challenging economic environment, this had a significant impact on construction in our major markets. As a result, most of our operations experienced lower activity and cumulative European sales to end‐April were 11% behind the first four months of 2012.

In the United States many regions experienced wet and cold conditions which impacted activity in the first four months of 2013 – this was in contrast to the very benign weather conditions experienced throughout the country in the early months last year. With the benefit of acquisitions and the improving trend in overall construction activity, sales to end‐April for our Americas operations were 2% ahead of 2012.

Assuming normal weather patterns for May and June, we expect profits to advance in the Americas as the recovery in residential and non‐residential activity continues and as our Materials operations gear up for the 2013 construction season. However, continuing weakness in the European economic backdrop indicates that it is unlikely that any of the shortfall in sales or profitability to date compared with 2012 can be recouped in May/June.

These factors, combined with the absence of €44 million non‐recurring first‐half 2012 gains relating to pension curtailment and CO2 trading in our Europe Materials Division, lead us to expect Group EBITDA (as defined)* in the less significant first half of the year to be approximately €0.4 billion.

Second Half Outlook
In the United States, the underlying economic and business environment remains positive. Residential construction continues to advance; we see more positive trends emerging in our non‐residential markets, and activity in infrastructure is expected to benefit from measures in several states to enhance revenue streams for transportation projects. In Europe however, where significant trading pressures continue, we are focused on implementing further measures, in addition to the initiatives already announced, to reduce our cost base and counteract market weakness.

Assuming no major financial or energy market dislocations, we expect the headwinds in Europe to be outweighed by progress in the Americas, contributions from acquisitions and the net benefits of our cost savings measures; accordingly, overall second‐half EBITDA (as defined)* should be ahead of the corresponding period of 2012.

Year‐to‐date trading ‐ Europe
Tough economic conditions, combined with severe winter weather in the first quarter and particularly in March, had an adverse impact on trading for all our European segments. Sales in the first quarter were down 13% compared with 2012; the rate of decline moderated somewhat in the second half of April as weather started to improve, leaving cumulative sales to end‐April approximately 11% behind 2012.

In Europe Materials, against the backdrop of weaker underlying construction activity, our operations in Poland were particularly impacted by the prolonged winter conditions; by end‐April our like‐for‐like cement volumes were 39% lower than 2012. Activity in Ukraine was also affected by the weather, with like‐for‐like cement volumes 17% lower than the corresponding period last year. In Ireland and Spain our operations continued to face challenging market conditions. In Switzerland we saw good growth with volumes strongly ahead of a weak first four months in 2012, and we also saw volume progress in Finland. Overall, cumulative sales for Europe Materials were 22% lower than the first four months of 2012.

In addition to a very challenging economic backdrop, our Products businesses in Europe, which are predominantly located in the Netherlands, Germany, Belgium, the UK and France, were also impacted by the prolonged winter conditions which severely disrupted new construction activity and resulted in a reduction in overall sales (down 11%) in the first four months compared with 2012. While Belgium and Switzerland have been more resilient, the Netherlands continues to experience weak trading conditions and we have seen a softening of demand in very competitive German markets.

Our Europe Distribution businesses, and particularly our higher‐margin DIY activities in the Netherlands, were also impacted by weather, and by the continuing weakness in consumer sentiment, and sales for the January/April period were 4% below 2012.

Year‐to‐date trading ‐ Americas
Construction and economic activity in the United States has continued to advance in 2013; despite  more severe weather conditions through the first four months, the benefit of acquisitions  resulted in sales for our Americas businesses being approximately 2% ahead of the corresponding period in 2012.

In Americas Materials, much less favourable weather conditions than last year contributed to reductions in like‐for-like volumes in the seasonally quiet January to April period with aggregates down 10%, asphalt down 23% and readymixed concrete volumes 8% behind the same period last year when mid‐to‐high‐teen percentage growth rates were recorded. This markedly seasonal business typically sells less than 10% of annual asphalt volumes, and approximately 20% of aggregates and readymixed concrete volumes, in the first four months of each year.

With the improving residential construction trends, Americas Products operations benefited from better demand in the first four months of the year. Unseasonably cold March weather negatively impacted landscape product sales to the homecenter channel, but acquisitions resulted in overall sales 6% ahead of the first four months of 2012. We have seen further improvement in demand and backlog levels in our Precast operations, while in our BuildingEnvelopeTM business higher activity on some large scale projects has complemented continued moderate growth in architectural glass volumes.

*  Defined as Earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on the sale of non-current assets and the Group’s share of associates’ profit after tax

In the Americas Distribution segment, strong shipments of exterior products (roofing/siding) in the Northeast region, where Hurricane Sandy repair works are continuing, largely offset weaker volumes in other weather‐affected regions with sales just slightly behind 2012. Our interior products (wallboard, steel studs and acoustical ceiling systems) business also saw strong growth across all markets as demand in non‐residential markets improved. Combined sales were approximately 6% ahead by end-April.

Development
A total of 15 acquisition and investment transactions have been completed to date in 2013 at a total cost of approximately €385 million. These include the acquisition of Cementos Lemona in Spain (which was acquired as a part of an asset swap in which CRH transferred its 26% stake in Uniland Corporacion to Cementos Portland Valderrivas SA) and the addition of a major concrete products business in western Canada which complements our existing North American architectural products business. 13 other bolt on transactions in the Americas and in Europe were completed.

We also recently announced that we had reached agreement to acquire Mykolaiv Cement in Ukraine for a consideration of €96 million; this transaction, which is subject to regulatory approval, would make CRH the market leader in cement in Ukraine.

Proceeds to date from divestments and disposals, including the transfer of Uniland, amount to c.€180 million.

Interim 2013 Results
CRH will report Interim Results for the six months ending 30 June 2013 on Tuesday 20 August 2013.

2.	Share Price History – Update of Information in Form 20-F Item 9.A.4

	Sterling per Ordinary Share		Euro per Ordinary Share		US Dollars per ADS
	High	Low	High	Low	High	Low
2013
First Quarter	£15.40	£12.15	€17.86	€14.68	$23.05	$19.56
Second Quarter	£14.77	£12.59	€17.36	€14.81	$22.24	$19.62

Recent Months
March 2013	£15.40	£14.36	€17.86	€16.645	$23.05	$21.72
April 2013	£14.77	£13.15	€17.36	€15.36	$22.13	$20.04
May 2013	£14.56	£13.57	€17.21	€16.11	$22.24	$20.94
June 2013	£14.01	£12.59	€16.29	€14.81	$21.53	$19.62

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company (Registrant)

Date: July 10, 2013

	By:	/s/ Myles Lee
Myles Lee
Chief Executive